Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BLUE EARTH VALLEY COMMUNICATIONS, INC.,

ARVIG ENTERPRISES, INC.,

NEW ULM TELECOM, INC.,

HECTOR ACQUISITION CORP.

AND

HECTOR COMMUNICATIONS CORPORATION

JUNE 27, 2006

TABLE OF CONTENTS

Article I. The Merger
1.1	The Merger
1.2	Effective Time
1.3	Effects of the Merger
1.4	Closing
Article II. Surviving Corporation
2.1	Articles of Incorporation
2.2	By-Laws
2.3	Directors
2.4	Officers
Article III. Merger Consideration; Conversion or Cancellation of Shares in the Merger
3.1	Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger
3.2	Stock Options.
3.3	Shareholders Meeting
3.4	Payment for Shares in the Merger
3.5	Dissenting Shares
3.6	No Further Rights or Transfers
3.7	Certain Company Actions
3.8	Tender Offer
Article IV. Representations and Warranties of the Company
4.1	Corporate Organization and Qualification
4.2	Capitalization
4.3	Authority Relative to This Agreement
4.4	Consents and Approvals; No Violation.
4.5	SEC Reports; Financial Statements; Undisclosed Liabilities.
4.6	Absence of Certain Changes or Events
4.7	Litigation
4.8	Proxy Statement
4.9	Taxes.
4.10	Employee Benefit Plans; Labor Matters.
4.11	Environmental Laws and Regulations
4.12	Intangible Property
4.13	Compliance with Laws and Orders
4.14	Rights Agreement
4.15	Takeover Statutes
4.16	Certain Agreements
4.17	Permits
4.18	Brokers and Finders
4.19	Opinion of Financial Advisor
4.20	Assets
4.21	Lines

Article V. Representations and Warranties of Parent and Newco
5.1	Corporate Organization and Qualification
5.2	Authority Relative to This Agreement
5.3	Consents and Approvals; No Violation
5.4	Proxy Statement
5.5	Financing
5.6	Newco
5.7	Share Ownership
5.8	Brokers and Finders
Article VI. Additional Covenants and Agreements
6.1	Conduct of Business of the Company
6.2	No Solicitation of Transactions.
6.3	Reasonable Efforts.
6.4	Access to Information
6.5	Publicity
6.6	Indemnification of Directors and Officers.
6.7	Employees
6.8	ESPP and Option Plans
6.9	Resignations
6.10	Certain Proceeds
Article VII. Conditions to Consummation of the Merger
7.1	Conditions to Each Party’s Obligations to Effect the Merger
7.2	Conditions to the Company’s Obligations to Effect the Merger
7.3	Conditions to the Parent’s and Newco’s Obligations to Effect the Merger
Article VIII. Termination; Amendment; Waiver
8.1	Termination by Mutual Consent
8.2	Termination by Either Parent or the Company
8.3	Termination by Parent
8.4	Termination by the Company
8.5	Effect of Termination.
8.6	Expense Reimbursement
8.7	Extension; Waiver
Article IX. Miscellaneous and General
9.1	Payment of Expenses
9.2	Survival of Representations and Warranties; Survival of Confidentiality
9.3	Modification or Amendment
9.4	Waiver of Conditions
9.5	Counterparts
9.6	Governing Law
9.7	Notices
9.8	Entire Agreement; Assignment
9.9	Parties in Interest
9.10	Certain Definitions
9.11	Obligation of Parent
9.12	Validity
9.13	Captions

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated June 27, 2006, by and among Blue Earth Valley Communications, Inc., Arvig Enterprises, Inc. and New Ulm Telecom, Inc. (collectively, “Parent”), Hector Acquisition Corp., a Minnesota corporation and a direct wholly owned subsidiary of Parent (“Newco”), and Hector Communications Corporation, a Minnesota corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has, upon the terms and subject to the conditions of this Agreement, determined that the Merger (as defined below) is in the best interests of the shareholders of the Company and approved this Agreement and the transactions contemplated hereby in accordance with the Minnesota Business Corporation Act (the “MBCA”); and

WHEREAS, Parent, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, Parent, Newco and the Company hereby agree as follows:

Article I. The Merger

1.1           The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined below), the Company and Newco shall consummate a merger (the “Merger”) in which (a) Newco shall be merged with and into the Company and the separate corporate existence of Newco shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Minnesota, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “Surviving Corporation.”

1.2           Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII hereof, the appropriate parties hereto shall execute in the manner required by the MBCA and file with the Minnesota Secretary of State appropriate articles of merger relating to the Merger, and the parties shall take such other and further actions as may be required by Law to make the Merger effective. The time the Merger becomes effective in accordance with applicable Law is hereinafter referred to as the “Effective Time.”

1.3           Effects of the Merger. The Merger shall have the effects set forth in Section 302A.641 of the MBCA.

1.4           Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Leonard, Street and Deinard Professional Association as soon as reasonably possible but in no event later than the third business day following the date on which the last of the conditions set forth in Article VII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.

Article II. Surviving Corporation

2.1           Articles of Incorporation. The Articles of Incorporation of Newco as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation.

2.2           By-Laws. The By-Laws of Newco, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation.

2.3           Directors. The directors of Newco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and By-Laws.

2.4           Officers. The officers of Newco at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Articles of Incorporation and By-Laws.

Article III. Merger Consideration; Conversion or Cancellation of Shares in the Merger

3.1           Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger. At the Effective time, by virtue of the Merger and without any action on the part of Parent, Newco, the Company, the Surviving Corporation or the holders of any outstanding shares of the Company’s Common Stock (defined in Section 4.2), each share of such Common Stock, together with the associated right (collectively, the “Rights”) to purchase the Company’s Junior Participating Preferred Stock pursuant to the Rights Agreement dated as of July 27, 1999, by and between the Company and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Rights Agreement”) (collectively, the “Shares” and each a “Share”) shall be treated as follows:

(a)           Each Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined below) and Shares owned by Parent, Newco or any direct or indirect wholly owned subsidiary of Parent (collectively, “Parent Companies”) or by any of the Company’s direct or indirect wholly owned subsidiaries) shall, by virtue of the Merger and without any action on the part of Newco, the Company or the holder thereof, be cancelled and extinguished and converted into the right to receive, pursuant to Section 3.4, $36.40 per Share in cash (the “Merger Consideration”), payable to the holder thereof, without interest thereon, upon the surrender of the certificate formerly representing such Share.

(b)           At the Effective Time, each Share issued and outstanding and owned by any of the Parent Companies or any of the Company’s direct or indirect wholly owned subsidiaries immediately prior to the Effective Time shall cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

(c)           At the Effective Time, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.2           Stock Options.

(a)           Immediately after the Effective Time, each option (“Option”) which has been granted under the 1990 Stock Plan and the 1999 Stock Plan (collectively, the “Option Plans”) and is outstanding at the Effective Time, whether or not then exercisable, will be exchanged for, and the holder of each such Option will be entitled to receive upon payment of the per share exercise price of each Option and surrender of the Option for cancellation or delivery of an instrument reasonably satisfactory to the Parent effecting cancellation of the Option, a lump sum cash payment equal to the product of the following:

(i)            the Merger Consideration; times

(ii)           the number of Shares covered by such Option.

provided that each Option not so exercised and surrendered shall be cancelled as of the Effective Time and become the right to receive a lump sum payment equal to the Merger Consideration minus the applicable exercise price times the number of shares covered by such option.

(b)           No party to this Agreement shall be liable to any holder of any Option for any cash delivered to a public official pursuant to and in accordance with any abandoned property, escheat or similar law.

(c)           Parent shall cause the Company to deduct and withhold from the cash otherwise payable to the holder of any Option pursuant to this Section 3.2, such amounts as the Company reasonably and in good faith determines are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Option holder in respect of which such deduction and withholding was made by the Company.

3.3           Shareholders Meeting. The Company, acting through the Board of Directors, shall:

(a)           use all reasonable efforts to promptly prepare and file with the Securities and Exchange Commission (the “SEC”) a proxy statement which meets the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the purposes of considering and taking action upon this Agreement (the “Proxy Statement”) and  obtain and furnish the information required to be included by it in the Proxy Statement and respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and obtain SEC clearance of the Proxy Statement. The Company shall allow Parent reasonable opportunity to review and comment on the Proxy Statement and all amendments and supplements thereto;

(b)           include in the Proxy Statement (as defined above) the recommendation of the Board of Directors that shareholders of the Company vote in favor of the approval of this Agreement; provided that, notwithstanding anything to the contrary in this Agreement, the Board of Directors may withdraw, modify or amend its recommendation if the Board of Directors after consultation with its counsel and financial advisers, determines such recommendation would result in a breach of its fiduciary duties to the Company’s shareholders under applicable law, in which case any such withdrawal, modification or amendment shall not constitute a breach of this Agreement;

(c)           the Company shall engage a proxy solicitor reasonably acceptable to Parent and shall use its reasonable efforts to otherwise solicit proxies in connection with the shareholders meeting unless the Board of Directors of the Company, after receiving a bona fide unsolicited Superior Competing Transaction (as defined in Section 6.2 below) and after consulting with its legal and financial advisors, determines that to do so would result in a breach of its fiduciary duties under applicable law;

(d)           duly call, give notice of, convene and hold a special meeting of its shareholders for the purpose of considering and taking action upon this Agreement (the “Shareholders Meeting”), to be held as soon as practicable following filing of the Proxy Statement with the SEC and the completion of the SEC’s review of the Proxy Statement, unless the Board of Directors of the Company, after receiving a bona fide, unsolicited Superior Competing Transaction and after consulting with its legal and financial advisors, determines that to do so would result in a breach in its fiduciary duties under applicable law;

(e)           the Company shall distribute the Proxy Statement to participants in the Company Employee Stock Ownership Plan (the “ESOP”) to the extent required by applicable law. The Company shall vote all Shares in the ESOP which are unallocated to approve and adopt the Merger and the transactions to be consummated thereby.

At such meeting, Parent and Newco and any Person which owns more than 30% of Parent will vote all Shares, if any, owned by them in favor of approval of this Agreement and the transactions contemplated hereby.

3.4           Payment for Shares in the Merger. The manner of making payment for Shares in the Merger shall be as follows:

(a)           Immediately prior to the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Paying Agent”) for the benefit of the holders of Shares and Options the funds necessary to make the payments contemplated by Sections 3.1 and 3.2, respectively (the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, make the payments contemplated by Sections 3.1 and 3.2, respectively, out of the Payment Fund in accordance with the provisions of Section 3.4(c) below.

(b)           The Paying Agent shall invest the Payment Fund as directed by Parent or Newco in obligations of, or guaranteed by, the United States of America, in commercial paper obligations rated A- 1 or P- 1 or better by Moody’s Investor Services or Standard & Poor’s

Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $200 million, in each case with maturities not exceeding seven days. Parent shall cause the Payment Fund to be promptly replenished to the extent of any losses incurred as a result of the aforementioned investments. All earnings thereon shall inure to the benefit of Parent. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of Shares shall be entitled under Sections 3.1 and 3.2 and this Section 3.3, Parent shall in any event be liable for payment thereof. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

(c)           As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record (other than holders of certificates representing Dissenting Shares and for Shares referred to in Section 3.1(b)) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal duly executed and any other required documents, the holder of such Certificates shall be entitled to receive for each of the Shares represented by such Certificates the Merger Consideration, without any interest thereon, less any required withholding of taxes, and the Certificates so surrendered shall forthwith be cancelled.

(d)           If payment is to be made to a Person other than the Person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 3.4, each Certificate (other than certificates representing Dissenting Shares or Shares referred to in Section 3.1(b)) shall represent for all purposes only the right to receive, for each Share represented thereby, the Merger Consideration. If any such Certificates or Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and customary indemnification against loss by the Person claiming such Certificate or Certificates, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate (subject to any required withholding of taxes by the Surviving Corporation) the applicable Merger Consideration in respect thereof upon receipt by the Paying Agent of such affidavit and indemnification against loss.

(e)           Any portion of the Payment Fund made available to the Paying Agent which remains unclaimed by the former shareholders and option holders of the Company for six months after the Effective Time, together with any interest earnings and other income related to the Payment Fund, shall be delivered to Parent, upon demand of Parent, and any former shareholders and option holders of the Company shall thereafter look only to Parent for payment of their claim for the Merger Consideration for the Shares.

(f)            Neither the Paying Agent nor any party to this Agreement shall be liable to any shareholder of the Company for any Shares, the Merger Consideration or cash delivered to a public official pursuant to and in accordance with any abandoned property, escheat or similar law.

(g)           The Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any shareholder of the Company such amounts as the Company reasonably and in good faith determines are required to be deducted and withheld with respect to the making of such payment under the Code (as defined below), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld by the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the shareholder in respect of which such deduction and withholding was made by the Paying Agent.

3.5           Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has demanded payment for such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA, if such Sections provide for dissenters’ rights for such Shares in the Merger (“Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 3.1, unless and until such holder fails to perfect or withdraws or otherwise loses the right to dissent and demand payment under the MBCA. If, after the Effective Time, any such holder fails to perfect or withdraws or loses the right to demand payment, then such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, if any, to which such holder is entitled, without interest or dividends thereon, and such Shares shall no longer be Dissenting Shares. The Company shall give Parent prompt notice of any notice received by the Company of intent to dissent and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such notice. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, with any such holder.

3.6           No Further Rights or Transfers. Except for the surrender of the Certificates representing the Shares in exchange for the right to receive the Merger Consideration with respect to each Share or the perfection of dissenters’ rights with respect to the Dissenting Shares, at and after the Effective Time, the holder of Shares shall cease to have any rights as a shareholder of the Company, and no transfer of Shares shall thereafter be made on the stock transfer books of the Surviving Corporation.

3.7           Certain Company Actions. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by Article III of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

3.8           Tender Offer. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, and notwithstanding any termination of this Agreement, Parent shall have the right to commence a cash tender offer to purchase all of the outstanding Capital Stock (as defined in Section 4.2 below) of the Company at a price equal to or in excess of what would have been the Merger Consideration. Notwithstanding Parent’s exercise of its right to commence such an offer, this Agreement, subject to the terms and conditions of Article 8 hereof, shall remain in full force and effect.

Article IV. Representations and Warranties of the Company

The Company hereby makes the representations and warranties in the following sections of this Article IV to Parent and Newco, except as qualified or supplemented by schedules in the Company Disclosure Schedule attached hereto. Each such schedule is numbered by reference to representations and warranties in a specific section of this Article IV; provided, however, that an exception or qualification to, or supplemental information regarding representations or warranties in, one section shall also be deemed disclosed with respect to each other warranty or representation to which the exception, qualification or supplemental disclosure reasonably relates. The inclusion of any exception, qualification or supplemental disclosure such Company Disclosure Schedule shall not be deemed an admission that such item is a material fact, event or circumstance or that such item has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.1           Corporate Organization and Qualification. Schedule 4.1 contains a correct and complete list of the Subsidiaries as of the date hereof. Each of the Company and its Subsidiaries (as hereinafter defined in Section 9.10) is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except where failure to so qualify or be in good standing would not have a Company Material Adverse Effect (as hereinafter defined in Section 9.10). Each of the Company and its Subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a Company Material Adverse Effect. The Company has previously made available to Parent complete and correct copies of the Company’s Restated Articles of Incorporation, as amended, and Restated By-Laws.

4.2           Capitalization. The authorized capital stock of the Company (the “Capital Stock”) consists of (a) 10,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), (b) 3,000,000 shares of Convertible Series A preferred stock, par value $1.00 per share (the “Preferred Stock”), and (c) 75,000 shares of Series B Junior Participating Preferred Stock (“Junior Stock”). As of May 31, 2006, 4,044,984 shares of Common Stock and no shares of Preferred Stock or Junior Stock were issued and outstanding, and there have been no changes since such date, other than with respect to the exercise of Options set forth on the schedule referred to below. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. As of May 31, 2006, 348,842 shares of Common Stock were reserved for issuance upon exercise of outstanding awards pursuant to the Option Plans and no shares were reserved for issuance under the Company’s 2003 Employee Stock Purchase Plan (“ESPP”) due to the termination of the 2006 phase of such plan as of the date hereof with the economic consequence described in Schedule 4.2. Except as set forth on Schedule 4.2, all outstanding shares of capital stock of the Company’s Subsidiaries are owned by the Company or a direct or indirect wholly owned subsidiary of the Company, free and clear of all Liens, charges, encumbrances, claims and options of any nature. The Company has delivered to Parent a true and complete list, as of the close of business on May 26, 2006, of all outstanding Options of the Company that represent in the aggregate the right to purchase 348,842 shares of Common Stock, the number of Shares subject to each Option, the grant dates and exercise prices of each Option, and the names of the holders thereof, and there have been no changes since such date. Except as set forth above and on Schedule 4.2 and except for the Rights, there are not as of the date hereof any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of its Subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any Shares or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any Shares or any shares of the capital stock of any of its Subsidiaries.

4.3           Authority Relative to This Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to acknowledge the voting agreements entered into in connection herewith (the “Voting Agreements”) and to consummate the transactions contemplated hereby. This Agreement and the Voting Agreements and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors by unanimous vote and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the approval of the Merger and this Agreement by holders of the Shares in accordance with the MBCA. The Board of Directors of the Company has unanimously determined this Agreement and the transactions contemplated hereby are fair to and in the best interest of the holders of the Shares and unanimously have recommended the approval and adoption of this Agreement by the Company’s shareholders. This Agreement and the Voting Agreements have been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Newco, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). The Company is not an “investment company,” as such term is defined in Section 3(a) of the Investment Company Act of 1940.

4.4           Consents and Approvals; No Violation.

(a)           Neither the execution and delivery of this Agreement nor the consummation by the Company of the transactions contemplated hereby will:

(i)            conflict with or result in any breach of any provision of the respective articles of incorporation, as amended, or by-laws, as amended, of the Company or any of its Material Subsidiaries;

(ii)           require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) pursuant to the applicable requirements of the Exchange Act, (C) the filing of the articles of merger pursuant to the MBCA and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is authorized to do business, (D) such filings and consents as may be required by the Federal Communications Commission (the “FCC”) or the rules and regulations promulgated by the FCC (the “FCC Rules”), or the rules and regulations promulgated by the Minnesota Public Utilities Commission and the counterpart laws and regulations of the states of Wisconsin and North Dakota (collectively the “State Communications Laws and Regulations”) as set forth on Schedule 4.4(a), (E) as may be required by any applicable state securities or “blue sky” laws or state takeover laws, (F) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement as set forth on Schedule 4.4(a), (G) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not individually or in the aggregate have a Company Material Adverse Effect, or (H) such filings, consents, approvals, orders, registrations and declarations as may be required as a result of the status or identity of Parent and/or Newco;

(iii)          except as set forth in Schedule 4.4(a), result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company or any of its  Subsidiaries or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate are not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole or individually or in the aggregate would adversely affect the consummation of the transactions contemplated hereby; or

(iv)          assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.4 (a) are duly and timely obtained or made and, with respect to the Merger, the approval of the Merger and this Agreement by the Company’ s shareholders has been obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or to any of their respective assets, except for violations which are not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole or individually or in the aggregate would adversely affect the consummation of the transactions contemplated hereby.

(b)           The affirmative vote of 75% of the voting power of the outstanding Shares in favor of the approval of this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of the Company’s or its Subsidiaries’ securities necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

4.5           SEC Reports; Financial Statements; Undisclosed Liabilities.

(a)           The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2003, pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act (collectively, the “Company SEC Reports”). None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders’ equity (including the related notes thereto) of the Company included in the Company SEC Reports, as of their respective dates, complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as otherwise noted therein), and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(c)           As of December 31, 2005 there were no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there was no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than:

(i)            liabilities or obligations disclosed and provided for in the balance sheet for the Company’s Form 10-K for the period ended December 31, 2005 or Form 10-Q for the period ended March 31, 2006 (the “2006 First Quarter 10-Q”) and

(ii)           liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2005 that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6           Absence of Certain Changes or Events. . (a) Since December 31, 2005, the Company has not suffered any Company Material Adverse Effect and there are not any facts, circumstances or events that are reasonably likely to have a Company Material Adverse Effect.

(b)           Since December 31, 2005, except as disclosed on Schedule 4.6(b), the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

(i)            any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of Capital Stock (other than dividends permitted by Section 6.1), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of Capital Stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

(ii)           any split, combination or reclassification of any Capital Stock of the Company or any issuance or the authorization of any issuance of any securities of the Company (other than under the Option Plans and ESPP);

(iii)          any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries;

(iv)          any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money;

(v)           any creation or other incurrence by the Company or any of its Subsidiaries of any Lien on any material asset;

(vi)          any making of any loan, advance or capital contributions to or investment in any Person other than loans, advances or capital contributions to or investments in Subsidiaries in the ordinary course of business consistent with past practices;

(vii)         any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole;

(viii)        any transaction or commitment made, or any contract or agreement entered into, by the Company or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Company or any of its Subsidiaries of any contract or other right, in either case, material to the Company and its Subsidiaries, taken as a whole, other than transactions and commitments in the ordinary course of business consistent with past practices and those contemplated by this Agreement;

(ix)           any change in any method of accounting or accounting principles or practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the Exchange Act;

(x)            other than as disclosed on Schedule 4.10(a) and Schedule 4.10(d), any (1) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (2) new or increase in benefits payable under any existing severance or termination pay policies or employment agreements, (3) any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any director or officer of the Company or any of its

Subsidiaries, the establishment, adoption or amendment (except as required by applicable law) of any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries, (4) increase in compensation, bonus or other benefits payable to any director or officer of the Company or any Subsidiary of it, or increase in compensation of any employee of the Company or any of its Subsidiaries other than the Company wide annual adjustment in compensation that became effective on April 1, 2006 or otherwise in the ordinary course of business, consistent with past practice, or (5) loans by the Company or its Subsidiaries to any officer, director or any employee, forgiveness of any indebtedness owed by an officer, director or employee to the Company or any of its Subsidiaries or guarantees by the Company or any of its Subsidiaries of any obligations of any officer, director or employee;

(xi)           any hiring or termination of any officer, member of senior management or key employee or consultant and the Company and its Subsidiaries currently have no intent to take any such action and to the Knowledge of Company, no officer, member of senior management or key employee or consultant intends to terminate their employment with or retention by the Company or any of its Subsidiaries;

(xii)          any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries, which employees were not subject to a collective bargaining agreement at March 31, 2006, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(xiii)         any tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any amended tax returns or claims for Tax refunds filed, any closing agreement entered into, any tax claim, audit or assessment settled, or any right to claim a tax refund, offset or other reduction in tax liability surrendered;

(xiv)        any material adverse change in working capital; or

(xv)         any contract, agreement, arrangement or understanding by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (i) through (xiv).

4.7           Litigation. Except as disclosed on Schedule 4.7, As of the date of this Agreement there are no actions, claims, suits, charges, proceedings and governmental investigations pending or, to the Knowledge of the Company, threatened, which (i) are required to be disclosed therein by the Exchange Act in the Company SEC Reports,  (ii) if determined or resolved adversely in accordance with plaintiff’s demands, individually or in the aggregate are reasonably likely to have a Company Material Adverse Effect, or (iii) seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

4.8           Proxy Statement. The Proxy Statement and similar materials distributed to the Company’s shareholders in connection with the Merger, including any amendments or supplements thereto will comply in all material respects with applicable federal securities laws, and the Proxy Statement will not, at the time that it or any amendment or supplement thereto is mailed to the Company’s Shareholders, at the time of the Shareholders Meeting or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading except that no representation is made by the Company with respect to information supplied by Newco or Parent for inclusion in the Proxy Statement.

4.9           Taxes.

(a)           Tax Returns. For all years for which the applicable statutory period of limitation has not expired, the Company has timely and properly filed all material federal, state, local and foreign tax returns (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) which were or (in the case of returns not yet due but due on or before the date of the Closing, taking into account any valid extension of the time for filing) will be required to be filed. The Company has paid all taxes (including interest and penalties) and withholding amounts owed by it, except where the failure to pay such taxes or withholding amounts is not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole. No material, unpaid tax deficiencies have been proposed or assessed in writing against the Company and no material tax deficiencies, whether paid or unpaid, have been proposed or assessed in writing against the Company since January 1, 2003. Except as set forth in Schedule 4.9, the Company is not liable for any taxes attributable to any other Person, whether by reason of being a member of another affiliated group, being a party to a tax sharing agreement, as a transferee or successor, or otherwise.

(b)           Audits. There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s Knowledge, threatened against or with respect to the Company in respect of any tax (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) or tax return. Except as set forth in Schedule 4.9, the Company has not consented to any extension of the statute of limitations with respect to any open federal, state or local tax returns.

(c)           Liens. Except as set forth in Schedule 4.9, there are no tax liens upon any property or assets of the Company except for liens for current taxes not yet due and payable.

(d)           Withholding Taxes. The Company has properly withheld and timely paid all material withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to its employees or independent contractors. All Forms W-2 and 1099 required to be filed with respect thereto have been timely and properly filed except where the failure to file is not individually or in the aggregate material to the Company and its Subsidiaries taken as a whole.

(e)           Other Representations. The Company has not filed any consent under Section 34l(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341 (f)(4) of the Code) owned by the Company. Except as shown in Schedule 4.9, there is no contract, agreement, plan or arrangement to which the Company is a party, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or 162(m) of the Code or provides reimbursement or indemnification of any officer, director or employee for any tax liability of such person under Code Sections 409A or 4999. Except as set forth on Schedule 4.9, during the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing or controlled corporation in a transaction intended to be governed by Section 355 of the Code.

4.10         Employee Benefit Plans; Labor Matters.

(a)           Schedule 4.10(a) contains a correct and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, sales, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any affiliate and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability. Copies of such plans (and, if applicable, related trust or funding agreements or insurance policies) and all amendments thereto and written interpretations thereof have been furnished to Parent together with the most recent annual report (Form 5500 including, if applicable, Schedule B thereto) and tax return (Form 990) prepared in connection with any such plan or trust. Such plans are referred to collectively herein as the “Company Plans.”  “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(b)           Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, or has in the past contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

(c)           With respect to the Company Plans:  (i) each Company Plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter from the Internal Revenue Service (the “IRS”) that it is so qualified and nothing has occurred since the date of such letter that is reasonably likely to affect the qualified status of such Company Plan; (ii) each Company Plan has been operated in all material respects in accordance with its terms and the requirements of applicable law; (iii) neither the Company nor any of its Subsidiaries maintains or contributes to any defined benefit plan subject to Title IV of ERISA.

(d)           Schedule 4.10(d) sets forth a true and complete list of each director, officer and employee of the Company and its Subsidiaries as of May 26, 2006, the title or job classification of each such person, and the compensation to be paid to each such person during 2006.

(e)           The Company and its Subsidiaries are not a party to any collective bargaining agreement, and are not under any obligation to bargain in good faith for the same.

(f)            There has not been, there is not presently pending or existing, and to Company’s Knowledge there is not threatened: any strike, shutdown, picketing, work stoppage, or employee grievance process. Except as would not be material to the Company and its Subsidiaries taken as a whole, there are no proceeding against or affecting the Company and its Subsidiaries relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including but not limited to any charge or complaint filed by an employee, former employee, applicant or union with a court of law, the National Labor Relations Board, the U.S. Department of Labor, the Occupational Safety and Health Administration, the Office of Federal Contract Compliance, the Equal Employment Opportunity Commission or any comparable government body; any organizational activity; or other labor or employment dispute against or affecting Company and its Subsidiaries or its premises, and including but not limited to any charge or claim for wrongful termination, discrimination, harassment, breach of implied or express contract, defamation, promissory estoppel, breach of covenant of good faith and fair dealing, unfair labor practices, wage and hour violations, and for violation of any federal, state, or local laws governing employment;

(g)           Except as disclosed in Schedule 4.10(g), all employees of Company and its Subsidiaries are employed at-will and may be terminated by the Surviving Corporation without cause, without any liability and without obligation other than compliance with applicable benefits continuation laws;

(h)           The Company and its Subsidiaries have complied with all provisions of applicable law pertaining to the employment of employees, including, without limitation, all such laws relating to labor relations, equal employment, fair employment practices, entitlements, prohibited discrimination or other similar employment practices or acts except for any failure to so comply that is not material to the Company and its Subsidiaries taken as a whole.

(i)            each employee hired within the previous three years has completed and the Company and its Subsidiaries have retained a BCIS Form I-9 in accordance with applicable rules and regulations, and to the best of Company’s Knowledge there are no current employees who are not in lawful status pursuant to the immigration laws of the United States.

4.11         Environmental Laws and Regulations. Except as  set forth in Schedule 4.11 or as would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all applicable federal, state, local and foreign laws, requirements, orders and standards of conduct and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “Environmental Laws”),  (ii) neither the Company nor any of its Subsidiaries has received written notice of, or, is the subject of, any action, cause of action, claim, investigation, demand or notice by any Person or entity alleging liability under or noncompliance with any Environmental Law, (iii) the properties currently owned by the Company and its Subsidiaries (including soils, groundwaters, surface water, buildings or other structures) are not contaminated with any Hazardous Substances, (iv) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substances disposed on or contamination of any third party property, (v) neither the Company nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any governmental entity or is subject to any indemnity or other agreement with any third party relating to liability under Environmental Laws or relating to Hazardous Substances, (vi) the Company and its Subsidiaries are in compliance with all permits, licenses, certificates and other authorizations relating to Environmental Laws, and (vii) to the Knowledge of the Company, neither the Company nor its Subsidiaries is subject to any circumstances or conditions that could reasonably be expected to result in any claims, liabilities, investigations, costs or restrictions on the ownership, use or transfer of any of its properties under Environmental Laws. The Company has provided to Parent copies of all reports, surveys, studies and similar documents within the Company’s possession or control regarding compliance with Environmental Laws, the presence of Hazardous Substances and similar matters with respect to properties owned or operated by the Company or its Subsidiaries. “Hazardous Substances” means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials.

4.12         Intangible Property. The Company or a Subsidiary of the Company is the owner of, or a licensee under a valid license for, all items of intangible property that are material to the business of the Company and its Subsidiaries as currently conducted, taken as a whole, including, without limitation, trade names, unregistered trademarks and service marks, brand names, patents and copyrights. As of the date of this Agreement, except as disclosed on Schedule 4.12, there are no claims pending or, to the Company’s Knowledge, threatened, that the Company or any Subsidiary is in violation of any such intangible property rights of any third party which is reasonably likely to be material to the Company and its Subsidiaries taken as a whole.

4.13         Compliance with Laws and Orders. Except with respect to the matters described in Sections 4.9, 4.10 and 4.11, neither the Company nor any  Subsidiary is in violation of or in default under any law, statute, rule or regulation having the effect of law of the United States or any state, county, city or other political subdivision thereof or of any government or regulatory authority (“Laws”) or writ, judgment, decree, injunction or similar order of any governmental or regulatory authority, in each case, whether preliminary or final, (an “Order”) applicable to the Company or any  Subsidiary or any of their respective assets and properties which individually or in the aggregate is material to the Company and its Subsidiaries taken as a whole.

4.14         Rights Agreement. Assuming the accuracy of Parent’s and Newco’s representations in Section 5.9 of this Agreement, neither the execution nor the delivery of this Agreement or the Voting Agreements will result in a “Triggering Event” (as defined in the Rights

Agreement). The Company has irrevocably taken all actions necessary to make the Rights inapplicable to the Merger and the transactions contemplated hereby.

4.15         Takeover Statutes. The Board of Directors, and a committee of disinterested directors pursuant to Section 302A.673 Subd. 1(d), has taken all necessary action to render inapplicable to the Merger, the Voting Agreements and the other transactions contemplated by this Agreement the provisions of Section 302A.673 of the MBCA restricting business combinations with “interested shareholders.”  Section 302A.671 of the MBCA applicable to “control share acquisitions” will not prohibit the authorization, execution, delivery and performance of this Agreement, the Voting Agreements or the consummation of the Merger by the Company. The authorization, execution and delivery of this Agreement do not, and the consummation of the transaction contemplated hereunder do not, and any formation of a “group” for purposes of Section 13(d)(3) of the Exchange Act in connection with this Agreement will not, result in a “control share acquisition” as defined in Section 302A.011 of the MBCA. No other “control share acquisition,” “fair price,” “moratorium,” or other antitakeover laws or regulations enacted under Minnesota law or U.S. federal law apply to this Agreement or the Merger or any of the transactions contemplated hereby or thereby.

4.16         Certain Agreements.   (a) Except as set forth in Schedule 4.16(a), neither the Company nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any Company Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as described in Schedule 4.16(a) or except for any such matter that would not individually or in the aggregate be material to the Company and its Subsidiaries taken as a whole, the transactions contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to any third party pursuant to, or accelerate the vesting or repurchase rights under, the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, Scheduled Agreement (as defined in Section 4.16(b)), agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound. Except as set forth in Schedule 4.16(a), there are no amounts payable by the Company or its Subsidiaries to any officers of the Company or its Subsidiaries (in their capacity as officers) as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination.

(b)           Except as set forth on Schedule 4.16(b), neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)            any (x) lease or sublease of real property or (y) other lease or sublease  providing for annual rentals of $50,000 or more;

(ii)           any agreement for the sale, purchase or license of materials, supplies, goods, services, equipment or other tangible or intangible assets providing for payments by or to the Company or its Subsidiaries of $100,000 or more;

(iii)          any material partnership, joint venture, development, alliance, agency, dealer, sales representative, marketing, distribution, or other similar agreement or arrangement;

(iv)          any agreement, contract or commitment relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) entered into since January 1, 2001 which provided for a purchase price in excess of $1,000,000;

(v)           any mortgages, indentures, loans or credit agreements, security agreements or other written agreements or instruments relating to the borrowing of money or extension of credit individually or in the aggregate that are in excess of $100,000;

(vi)          any material agreement with any Affiliate of the Company (or any Subsidiary), with any director or officer of the Company or any of its Subsidiaries, or with any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

(vii)         any agreement containing a non-compete agreement or other covenant that in either case would by its terms limit the freedom of the Surviving Corporation or any of its Subsidiaries to compete in any material respect with any third party, other than any such agreement or covenant which does not materially impair the continued operation of the Company’s business as it is currently conducted;

(viii)        except for negotiable instruments in the process of collection, any power of attorney outstanding or any contract, commitment or liability (whether absolute, accrued, contingent or otherwise) any agreement whereby Company or any of its Subsidiaries is a guarantor, surety, co-signer, endorser, co-maker, or indemnitor in respect of the contract or commitment of any other Person or entity which individually or in the aggregate could result in a payment of more than $100,000;

(ix)           any leases, subleases, easements, licenses, deeds or contracts for deed or other use agreements by which the Company or its Subsidiaries occupy or have the right to use or access land, tower or other structures or spaces (collectively “Access Rights”), other than those Access Rights for which the Company is unable to locate written documentation, the termination of which, individually or in the aggregate, is no material to the Company and its Subsidiaries taken as a whole;

(x)            any licensing or other agreements with respect to patents, trademarks, copyrights, or other intellectual properties (other than commercially available software which has a replacement value of less than $100,000);

(xi)           any investment banking agreement or financial advisory agreement; or

(xii)          any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole.

(c)           Each agreement, contract, instrument, plan, lease, arrangement or commitment disclosed or required to be disclosed pursuant to Section 4.16(b) is referred to as a “Scheduled Agreement” and is a valid and binding agreement of the Company or its Subsidiaries, as the case may be, and is in full force and effect with respect to the Company or any Subsidiary of the Company. To the Knowledge of the Company, except as set forth on Schedule 4.16(b), each other party to any Scheduled Agreement, and none of the Company or any Subsidiary of the Company is in default or breach in any material respect under the terms of any such Scheduled Agreement, which such default or breach would be material to the Company and its Subsidiaries taken as a whole.

(d)           Except as otherwise disclosed on Schedule 4.16(d), all of the indebtedness referred to in Section 4.16(b)(v) is prepayable without penalty or premium.

4.17         Permits. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, registrations, certificates and approvals of all governmental or regulatory authority that are required from them to own, lease or operate their assets and to carry on their businesses (the “Company Permits”), except where the failure to have such Company Permit would not individually or in the aggregate be material to the Company and its Subsidiaries taken as a whole. Except for the Company Permits with the FCC and under the State Communications Laws and Regulations, the Merger, in and of itself, would not cause the revocation or cancellation of any Company Permit. Schedule 4.17 sets forth a true and complete list of all Company Permits obtained from the FCC and under the State Communications Laws and Regulations. There is no outstanding notice of cancellation or termination or, the Knowledge of the Company, any threatened cancellation or termination of the Company Permits with the FCC or pursuant to the State Communications Laws and Regulations and the Company is in compliance with the terms and conditions of such Permits, except to the extent any non-compliance would not be material to the Company and its Subsidiaries taken as a whole. The Company Permits with the FCC and under the State Communications Laws and Regulations are not subject to any restrictions or conditions that limit the operation of the business, other than customary restrictions or limitations that are generally applicable to permits of that type. There are no applications by the Company or its Subsidiaries or complaints by customers before the FCC or state regulatory authorities which administer State Communications Laws and Regulations or investigations, inquiries or proceedings pending or threatened related to the Company Permits with the FCC or the state regulatory authorities which administer State Communications Laws and Regulations that could reasonably be expected to have a Company Material Adverse Effect.

4.18         Brokers and Finders. Except for the fees and expenses payable to Stifel, Nicolaus & Company, Incorporated, which fees and expenses are reflected in its agreement with the Company, the Company has not employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

4.19         Opinion of Financial Advisor. The Company has received the opinion of Stifel, Nicolaus & Company, Incorporated dated June 15, 2006, to the effect that, as of such date, the Merger Consideration to be received by the shareholders of the Company pursuant to the Merger is fair to such shareholders from a financial point of view.

4.20         Assets. .. (a) The Company and each of its Subsidiaries has good and marketable title, free and clear of all Liens except for Permitted Liens, to all of its respective assets and properties reflected on the balance sheet in the Company’s 2006 First Quarter 10-Q, or with respect to leased properties and assets, valid leasehold interests therein. The Company and its Subsidiaries have sufficient personal property, real property and other assets to conduct their business as presently conduct and currently proposed to be conducted. All such assets are in operating condition, ordinary wear and tear excepted.

(b)           As of the date hereof, the address and a general description of each item of real property owned by the Company and its Subsidiaries is set forth on Schedule 4.20(b). The Company and its Subsidiaries have good fee simple title to all of the owned real property, free and clear of all Liens other than Permitted Liens. The Company has not received any notices or demands that if valid would affect its ownership or rights as a tenant with respect to any property owned or leased. Except as would not be material to the Company and its Subsidiaries taken as a whole:  there are no levied nor, to the Knowledge of Company, any pending special taxes or assessments relating to such real property or any part thereof; there is no condemnation or eminent domain proceeding pending or, to the Knowledge of the Company, threatened against such real property or any part thereof; all bills and claims for labor performed or materials supplied to or for the benefit of such real property which are due have been paid in full and there are no perfected or unperfected mechanics or materialmen’s liens. No such real property nor any portion thereof is listed in any national, state or local register of historic places or areas. The owned real property set forth on Schedule 4.20(b) constitutes substantially all of the owned real property used by the Company on the date hereof.

(c)           No director, officer, employee or Affiliate owns or has an interest in any material asset used in the business of the Company or any of its Subsidiaries.

4.21        Lines. As of March 31, 2006, the Company and its Subsidiaries served a total of 29,407 telephone access lines, 7,923 video customers and 11,199 internet customers.

Article V. Representations and Warranties of Parent and Newco

Each of Parent and Newco represent and warrant jointly and severally to the Company that:

5.1           Corporate Organization and Qualification. Each of Parent and its  Subsidiaries and Newco is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in such good standing would not have a Parent Material Adverse Effect or adversely affect the consummation of the transactions contemplated hereby. Each of Parent and its  Subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a Parent Material Adverse Effect or adversely affect the consummation of the transactions contemplated hereby.

5.2           Authority Relative to This Agreement. Each of Parent and Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Newco of the transactions contemplated hereby have been duly and validly authorized by the respective Boards of Directors of Parent and Newco and by Parent as sole shareholder of Newco, and no other corporate proceedings on the part of Parent and Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Newco and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of each of Parent and Newco, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

5.3           Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent or Newco nor the consummation by Parent and Newco of the transactions contemplated hereby will:

(a)           conflict with or result in any breach of any provision of the Certificate of Incorporation or the By-Laws, respectively, of Parent or Newco;

(b)           require any consent, approval, authorization, permit or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR Act, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the articles of merger pursuant to the MBCA, (iv) such filings and consents as may be required by the FCC or the FCC Rules or under the State Communications Laws and Regulations, (v) as may be required by any applicable state securities or “blue sky” laws or state takeover laws, (vi) such filings, consents, approvals, orders, registrations, declarations and filings as may be required under the laws of any foreign country in which Parent or any of its Subsidiaries conducts any business or owns any assets, (vii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement or (viii) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not individually or in the aggregate have a Parent Material Adverse Effect or adversely affect the consummation of the transactions contemplated hereby;

(c)           result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or Lien or other charge or encumbrance) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or Lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate are not material to Parent and its Subsidiaries taken as a whole or adversely affect the consummation of the transactions contemplated hereby; or

(d)           assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or to any of their respective assets, except for violations which would not individually or in the aggregate be material to Parent and its Subsidiaries taken as a whole or adversely affect the consummation of the transactions contemplated hereby.

5.4           Proxy Statement. None of the information supplied by Parent or Newco in writing for inclusion in the Proxy Statement will, at the time that it or any amendment or supplement thereto is mailed to the Company’s shareholders, at the time of the Shareholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.5           Financing. Parent has provided to the Company a copy of the financing commitment letter from CoBank, ACB, including all exhibits, schedules or amendments thereto (the “Financing Letter”). The Financing Letter is effective and has not been withdrawn or modified and all commitment fees have been paid thereunder. Parent will use its best efforts to fulfill the conditions applicable to Parent and Newco set forth in the Financing Letter and to obtain the level and form of financing contemplated by the Financing Letter. Assuming the satisfaction of the conditions in Sections 7.1 and 7.3, below, Parent or Newco will satisfy the conditions set forth in the Financing Letter prior to the Effective Time and Parent or Newco will have and will deliver at the Effective Time all funds necessary to consummate the Merger. Parent shall keep the Company reasonably informed of the status of its financing for the Merger in a timely manner.

5.6           Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. At Closing Newco will have equity capital of at least $54,000,000 and an equivalent amount of cash, consisting of equity contributions of cash of $18,000,000 from each of Blue Earth Valley Communications, Inc., Arvig Enterprises, Inc. and New Ulm Telecom, Inc.; provided, that Blue Earth Valley Communications, Inc. agrees to make an additional equity contribution equal to the amount (if any) of the $18,000,000 equity contribution not made by Arvig Enterprises, Inc.; provided, however, that Blue Earth Communication, Inc.’s agreement to make such additional equity contribution shall terminate when Arvig Enterprises, Inc. provides the Company with a copy of a firm financing commitment letter from CoBank, ACB pursuant to which CoBank ACB agrees to lend Arvig Enterprises, Inc. $18,000,000 to be used by Arvig Enterprises, Inc. to make its equity contribution, which commitment letter shall be reasonably acceptable to the Company.

5.7           Share Ownership. As of the date hereof, Parent, Newco, the owners of Parent and their respective affiliates own no more than 3,000 shares of the Company. During the period from December 15, 2005 to the date hereof, neither Parent or Newco nor any equity owner of Parent has acquired beneficial ownership, directly or indirectly, of any Shares other than pursuant to the Voting Agreements.

5.8           Brokers and Finders. Neither Parent nor Newco has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

Article VI. Additional Covenants and Agreements

6.1           Conduct of Business of the Company. The Company agrees that during the period from the date of this Agreement to the Effective Time (unless the other party shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its Subsidiaries to, conduct its operations according to its ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would he applied in the absence of this Agreement, seek to preserve intact its current business organizations, keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent:

(a)           except for shares to be issued or delivered pursuant to options outstanding on the date hereof pursuant to the Option Plans, issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (ii) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date hereof;

(b)           except pursuant to the Company’s stock-based employee benefit plans, redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Shares; provided, however, that the Company may in its discretion redeem the outstanding Rights at any time;

(c)           split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any Shares or otherwise make any payments to shareholders in their capacity as such, provided that “upstream” dividends paid by a Subsidiary to the Company may be paid;

(d)           adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(e)           adopt any amendments to its Articles of Incorporation or Bylaws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any  Subsidiary;

(f)            make any material acquisition, by means of merger, consolidation or otherwise, or material disposition, of assets or securities other than in the ordinary course of business consistent with past practice;

(g)           other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than loans, investments and advances between the Company and any wholly-owned Subsidiary;

(h)           grant any increases in the compensation of any of its directors, officers or employees or make any changes to wage scales or severance agreements;

(i)            pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any director or officer or employee, whether past or present or enter into any deferred compensation benefits;

(j)            enter into any new or materially amend any existing employment or severance or termination agreement with any director, officer or key employee;

(k)           except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, Multiemployer Plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(l)            enter into any collective bargaining agreement; or

(m)          authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

6.2           No Solicitation of Transactions.

(a)           The Company agrees that, as of the date of this Agreement, it has, and has caused each officer, director or employee of, or any investment banker, attorney or other advisor or representative of the Company and its Subsidiaries to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party (as defined below) conducted prior to the date hereof with respect to any Competing Transaction (as defined below). The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any Subsidiary to (i) solicit or initiate, encourage, or facilitate, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than Parent, Newco or any Affiliates thereof (a “Third Party”) to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or more than 20% of the assets of the Company and its  Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of more than 20% of the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company (a “Competing Transaction”); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction; or (iii) enter into any agreement with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing sentence, if the Company receives a bona fide, written proposal or offer for a Competing Transaction by a Third Party, which the Board of Directors determines in good faith (after consulting the Board of Directors’ independent financial advisor) (A) is reasonably likely to result in terms which are more favorable from a financial point of view to the holders of Shares than the Merger and the other transactions contemplated by this Agreement and (B) is reasonably capable of being consummated (provided that the Company, including the Board of Directors, and any of its advisors shall be permitted to contact such Third Party and its advisors solely for the purpose of clarifying the proposal and any material contingencies and the capability of consummation)(a “Superior Competing Transaction”), then the Company may, in response to an unsolicited request therefor and subject to compliance with Section 6.2(b), furnish information with respect to the Company and its Subsidiaries to, and participate in discussions and negotiations directly or through its representatives with, such Third Party. Notwithstanding the foregoing, the Company shall not provide any non-public information to any such Third Party unless the Company provides such non-public information pursuant to a nondisclosure agreement with terms that are at least as restrictive as those pursuant to the Confidentiality Agreement (as defined below) and concurrently provides such information to Newco. The Company shall be permitted to waive the provisions of any “standstill” agreement between the Company and a Third Party to the extent necessary to permit such Third Party to submit a Competing Transaction that the Board of Directors believes, in its good faith judgment, is reasonably likely to result in a Superior Competing Transaction. Nothing contained in this Agreement shall prevent the Board of Directors from complying with Rule 14d-9 and Rule l4e-2 promulgated under the Exchange Act or from making any disclosure to its shareholders required by applicable law, rule or regulation or by the rules of the American Stock Exchange.

(b)           The Company shall advise Parent orally and in writing of (i) any proposal for a Competing Transaction received by any officer or director of the Company or, to the

Knowledge of the Company, any financial advisor, attorney or other advisor or representative of the Company and (ii) the material terms of such Competing Transaction (but shall not be obligated to disclose the identity of the entity proposing the Competing Transaction). The Company will keep Parent reasonably informed of the status of, and any material changes to, the terms of any such Competing Transaction proposal in a timely manner.

6.3           Reasonable Efforts.

(a)           Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions (including, but not limited to, (i) filings under the HSR Act and any other submissions requested by the FCC, Federal Trade Commission or Department of Justice, or under the State Communications Laws and Regulations and (ii) such filings, consents, approvals, orders registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its Subsidiaries conducts any business or owns any assets) and to contest and lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite votes of the shareholders of any or all of the Company, Newco and Parent. Each party hereto shall promptly inform the other of any material communication from the Securities and Exchange Commission, Federal Trade Commission, Department of Justice, FCC or from any other governmental entity.

(b)           Notwithstanding the foregoing, the Company shall not be obligated to use its reasonable efforts or take any action pursuant to this Section 6.3 if the Company receives a Superior Competing Transaction and in the good faith opinion of the Board of Directors after consultation with its counsel such actions would breach its fiduciary duties to the Company’s shareholders under applicable law not to proceed with such Superior Competing Transaction.

6.4           Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Representatives”), in order to evaluate the transactions contemplated by this Agreement and perform reasonable integration planning consistent with law, reasonable access, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to its properties, books and records and, during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Representatives all information concerning its business, properties and personnel as may reasonably be requested. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreements between the Company and each of Blue Earth Valley Communications, Inc., Arvig Communications Systems, Inc. (an affiliate of Arvig Enterprises, Inc.) and New Ulm Telecom, Inc., each dated December 13, 2005, collectively (the “Confidentiality Agreement”), shall continue to apply with respect to information furnished by the Company, its Subsidiaries and the

Company’s officers, employees, counsel, accountants and other authorized representatives hereunder.

6.5           Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

6.6           Indemnification of Directors and Officers.

(a)           In the event of any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, demand, proceeding or investigation in which any Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, employee or fiduciary of the Company or any  Subsidiary of the Company (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, employee or fiduciary of the Company or any  Subsidiary of the Company, or is or was serving at the request of the Company or any  Subsidiary of the Company as a director, officer, employee or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or (ii) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their commercially reasonable efforts to defend against and respond thereto. For any claim brought within six years after the Effective Time, it is understood and agreed that the Company shall indemnify and hold harmless, and after the Effective Time, Parent shall cause the Surviving Corporation (which for purposes of this Section 6.6 shall include any and all Persons who acquire 15% or more of the stock or assets of the Surviving Corporation) from the Surviving Corporation’s available resources to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the full extent permitted by applicable Law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, demand, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, demand, proceeding or investigation (whether asserted or arising before or after the Effective Time), (A) the Company, and after the Effective Time, Parent shall cause the Surviving Corporation from the Surviving Corporation’s available resources to, and the Surviving Corporation shall, promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law, subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled to such amounts, (B) in the event of a conflict of interest between Parent or the Company and the Indemnified Party, the Indemnified Parties may retain one counsel satisfactory to them (except in case of a conflict of interest among two or more Indemnified Parties, in which case more than one counsel may be retained), and the Company, and after the Effective Time, Parent shall cause the Surviving Corporation from the Surviving Corporation’s available resources to, and the Surviving Corporation shall, pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received and (C) the Company and the Surviving Corporation will, and Parent will cause the Surviving Corporation from the Surviving Corporation’s available resources to, use their commercially reasonable efforts to assist in the defense of any such matter; provided that none of the,  the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed); and provided further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if, but only to the extent that, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under this Section 6.6, upon learning of any such claim, action, suit, demand, proceeding or investigation, shall notify the Company and, after the Effective Time, the Surviving Corporation, thereof, provided, that the failure to so notify shall not affect the obligations of the Company, Parent and the Surviving Corporation except to the extent such failure to notify materially prejudices such party.

(b)           Parent and Newco agree that all rights to indemnification existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers, employees and agents of the Company and the Subsidiaries of the Company in the Restated Articles of Incorporation, as amended, and Restated By-Laws of the Company as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time, including the Merger, shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claims (each, a “Claim”) asserted or made within such period shall continue until the disposition of such Claim.

(c)           For a period of six years after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation from the Surviving Corporation’s available resources to, maintain directors’ and officers’ liability insurance and fiduciary insurance policies covering the individuals who are presently covered by the Company’s directors’ and officers’ liability insurance and fiduciary insurance, with respect to claims arising from facts or events which occurred at or before the Effective Time by obtaining tail coverage from the underwriters of such existing insurance policies for $5 million of coverage, or policies that are no less favorable to the Indemnified Parties, than such policies, so long as such policies are available for an annual premium which is no more than $71,000; provided, that if the annual premium for such policies is more than $71,000, then the Surviving Corporation shall only be obligated to obtain policies in an amount and scope as great as can be obtained for an annual premium of $71,000; provided further that instead of paying annual premiums as provided above, and provided the total cost is no more than $124,000, at or immediately following the Effective Time the Company shall buy a one-time tail policy providing the above coverage that covers a period of six years from the Effective Time.

(d)           This Section 6.6 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 6.6.

(e)           In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.6.

(f)            To the extent permitted by law, all rights of indemnification for the benefit of any Indemnified Party shall be mandatory rather than permissive.

6.7           Employees. Surviving Corporation hereby agrees to honor (without material modification) and at the Effective Time the Surviving Corporation shall be deemed to have assumed the Change of Control Agreements, Severance Policies, and Skucius Agreement referenced on Schedule 6.7.

6.8         ESPP and Option Plans; ESOP and 401(k) Plans. (a)      The Company shall terminate the ESPP as of the Effective Time. The Company will take actions necessary so that each option (whether or not such option is then exercisable and whether or not such option is “in-the-money”) outstanding under the 1990 Stock Plan  and the 1999 Stock Plan that is not exercised prior to the Effective Time will be cancelled, and for options which are “in-the-money,” in exchange for the lump sum payment referred to in Section 3.2.

(b)         The Company shall continue to make contributions to its 401(k) Plan and ESOP consistent with past practice through the pay period preceding the Effective Time, and shall amend the ESOP to assure an allocation to ESOP participants through that date. As soon as practicable following the Effective Time, the ESOP shall be merged into the Company’s 401(k) Plan. Prior thereto, counsel for the Company shall prepare the documents necessary to effectuate the merger of the ESOP the 401(k) Plan and, if such merger requires an amendment to the 401(k) Plan, and prepare such amendment as is required. For a period of at least two years following the Effective Time, the trustee of the 401(k) Plan shall at all times be an institutional trustee with assets of not less than $1 billion, and the 401(k) Plan shall at all times provide that all participants shall be eligible to receive a distribution of their benefits under the 401(k) Plan upon termination of employment.

6.9           Resignations. The Company shall use reasonable efforts to obtain the resignations of the officers (from offices held) and directors of the Company and each of its Subsidiaries as of the Effective Time.

6.10         Certain Proceeds. The Company and each of its Subsidiaries shall, with respect to (i) the proceeds from the sale, merger or other transfer of assets outside of the ordinary course of business and (ii) proceeds received from Rural Telephone Bank, either (x) use such proceeds to repay indebtedness or (y) deposit such proceeds, and cause such proceeds to remain on deposit, in an account consisting exclusively of short term, interest bearing government securities.

6.11         Funds Available at Closing. Assuming the satisfaction of the conditions in Sections 7.1 and 7.3, below, Parent or Newco will have and will deliver at the Effective Time all funds necessary to consummate the Merger.

Article VII. Conditions to Consummation of the Merger

7.1           Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)           Shareholder Approval. The Merger and this Agreement shall have been duly approved by the shareholders of the Company in accordance with applicable law and the Restated Articles of Incorporation, as amended, of the Company.

(b)           Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated or that would create a Company or Parent Material Adverse Effect; provided, however, that prior to invoking this condition each party shall use its reasonable efforts to have any such decree, ruling, injunction or order vacated.

(c)           Governmental Filings and Consents. All governmental consents, orders and approvals (i) set forth on Schedule 7.1(c), (ii) such other consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time, except in the case of Clause (ii), where the failure to obtain any such consent would not reasonably be expected to have a Parent Material Adverse Effect (assuming the Merger had taken place), and (iii) the waiting periods under the HSR Act shall have expired or been terminated and the FCC and applicable state regulatory bodies issuing consents and orders pursuant to State Communications Laws and Regulations shall have issued final orders that are not subject to appeal, reversal, reconsideration or stay; provided however that such consents, orders and approvals shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any governmental or regulatory authority any condition, requirement or restriction.

7.2           Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)           The representations and warranties of Parent and Newco contained in this Agreement shall be true and correct at and as of the Effective Time as though made on and as of such date (except (i) for changes specifically permitted by this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (iii) for such exceptions that do not individually or in the aggregate constitute a Parent Material Adverse Effect) and the Company shall have received a certificate of the President or a Vice President of Newco to the foregoing effect.

(b)           Parent and Newco shall have performed and complied with in all material respects their obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and the Company shall have received a certificate of the President or a Vice President of Newco to the foregoing effect.

7.3           Conditions to the Parent’s and Newco’s Obligations to Effect the Merger. The obligations of Parent and Newco to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a)           The representations and warranties of the Company contained in this Agreement shall be true and correct  at and as of the Effective Time as though made on and as of such date (except (i) for changes specifically permitted by this Agreement, (ii) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date and (iii) for such exceptions that do not individually or in the aggregate constitute a Company Material Adverse Effect), and the Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(b)           The Company shall have performed and complied with in all material respects its obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(c)           The consents and approvals set forth on Schedule 7.3(c) shall have been obtained with no material adverse conditions attached and expense material to the Company and Subsidiaries considered in the aggregate shall have been imposed on the Company.

(d)           The holders of not more than 3% of the outstanding Shares shall have exercised dissenters rights under the MBCA.

(e)           There shall not have been instituted or pending any proceeding by any governmental authority or other Person (i) challenging or seeking to make illegal or otherwise restrain or prohibit consummation of the Merger or seeking to obtain material damages relating to consummation of the Merger or (ii) seeking to restrain or prohibit Parent’s ownership or operation of all or any material portion of the assets or business of the Company or its Subsidiaries, taken as a whole, or to compel Parent or to dispose of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole.

(f)           The sale of Midwest Wireless Holdings L.L.C. to ALLTEL Corporation shall have been consummated without (i) any material modification to the terms and conditions set forth in the Transaction Agreement dated November 17, 2005 between Midwest Wireless Holdings L.L.C. and ALLTEL Corporation and its subsidiary, and (ii) no modification to the cash merger consideration provisions in the Transaction Agreement, and at the closing contemplated under the Transaction Agreement the Company and its Subsidiaries that are members of Midwest Wireless Holdings L.L.C. shall have received such cash merger consideration (other than escrowed amounts) to which they are entitled under the terms of such Transaction Agreement; and with respect to Pine Island Cellular Telephone Company (“ PICTC”), (x) PICTC shall have been liquidated, (y) Pine Island Telephone Company

(“ Telephone Company”) shall have received its 51% share of the above cash merger consideration (other than the escrow amounts) received by PICTC net of PICTC’s related tax obligations, and an assignment of its 51% share of such escrow amounts to be received by PICTC, and (z) Telephone Company and the other shareholder of PICTC shall have entered into an agreement as part of the liquidation documentation or otherwise acknowledging that there are no outstanding claims of any kind between them related to PICTC  or by PICTC against Telephone Company with the exception of taxes,and that with respect to taxes , Telephone Company’s  direct or indirect 51% share of any taxes owing with respect to PICTC’s share of Midwest Wireless L.L.C. 2006 income, and Telephone Company’s  direct or indirect 51% share of the taxes paid by or interest or other charges owing to  PICTC or the other shareholder of PICTC , do not exceed in the aggregate $1,800,000; provided, that the Company shall use its best efforts to reduce the amount of such interest and other charges..

(g)            On the Closing Date, the Targeted Excess of Debt Minus Working Capital (as defined under Section 9.10(f)) of the Company as of the Reference Date that is applicable to the Closing Date shall not be greater than the respective amount for such Reference Date as set forth in Section 9.10 hereto.

(h)            [intentionally deleted]

(i)             With respect to outstanding options under the Option Plans, all  holders of options under the Option Plan shall have either (i) exercised their options prior to the Effective Time, paid the option exercise price and shall have been issued the shares respectively purchased pursuant to such exercise, or (ii) shall have entered into a legally binding agreements which provides that each option granted to such holder shall be cancelled as of the Effective Time subject only to the right to receive the consideration described in the last proviso of Section 3.2(a); provided that, to the extent options are not exercised or cancelled, all such options shall be cancelled pursuant to the Option Plans as amended.

(j)             [intentionally deleted]

(k)            All costs and expenses incident to the Merger and the other transactions contemplated by this Agreement, including the fees and expenses of Stifel, Nicolaus & Company, Incorporated, Lindquist & Vennum PLLP, and other advisors, counsel and accountants (“Transaction Costs”) shall have been paid in full.

(l)             The Company and its subsidiaries shall continue to make expenditures in the ordinary course of business through the Closing Date reasonably consistent with their 2006 capital expenditure budget of $4.277 million, subject to seasonal deferments consistent with past practices.

(m)           The aggregate amount of Shares together with Shares which may be purchased upon exercise of options outstanding under the Option Plans shall not exceed 4,393,826, subject to an increase of not more than 725 shares acquired upon payment of an exercise price of approximately $26.60 per share paid to acquire each such share upon the termination of the ESPP.

Article VIII. Termination; Amendment; Waiver

8.1           Termination by Mutual Consent. This Agreement maybe terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company.

8.2           Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if (i) any court of competent jurisdiction in the United States or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable or (ii) the Company Shareholder Approval shall not have been received at the Shareholders Meeting duly called and held or any adjournment or postponement thereof, (iii) the Effective Time shall not have occurred on or before December 31, 2006, provided, that either Parent or the Company may upon written notice to the other party unilaterally extend such date from December 31, 2006 to January 31, 2007 (the latter of such applicable dates referred to in this Agreement as the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.2(iii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close.

8.3           Termination by Parent. This Agreement may be terminated by Parent and the Merger may be abandoned at any time prior to the Effective Time, if (i) the Company shall have failed to perform in any material respect any of its material obligations under this Agreement to be performed at or prior to such date of termination, which failure to perform is not cured, or is incapable of being cured, within 30 days after the receipt by the Company of written notice of such failure, (ii) any breach of a representation or warranty of the Company contained in this Agreement shall have occurred that would cause the condition set forth in Section 7.3(a) not to be satisfied; provided, that such failure to satisfy such condition is not cured, or is incapable of being cured, within 30 days after the receipt by the Company of written notice of such failure or (iii) the Board of Directors of the Company withdraws or materially modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or Newco.

8.4           Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Effective Time if (i) the Transaction Agreement dated November 17, 2005 by and between Midwest Wireless Holdings L.L.C. and ALLTEL Corporation is terminated and the transactions contemplated thereunder abandoned, provided, that Parent and the Company agree to wait thirty (30) days thereafter to terminate this Agreement, (ii) Newco or Parent shall have failed to perform in any material respect any of their material obligations under this Agreement to be performed at or prior to such date of termination, which failure to perform is not cured, or is incapable of being cured, within 30 days after the receipt by Parent of written notice of such failure, (iii) any breach of a representation or warranty of Newco or Parent contained in this Agreement shall have occurred that would cause the condition set forth in Section 7.2(a) not to be satisfied; provided, that such failure to satisfy such condition is not cured, or is incapable of being cured, within 30 days after receipt by Parent of written notice of such failure, or (iii) the Board of Directors of the Company withdraws or materially modifies or changes its recommendation of this Agreement or the Merger if there exists at such time a proposal or offer for a Competing Transaction that constitutes a Superior Competing Transaction; provided, with respect to this clause (iii), that the Company shall have paid the Termination Fee specified in Section 8.5(b), below.

8.5           Effect of Termination.

(a)           In the event of the termination and abandonment of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or shareholders, other than the provisions of this Section 8.5 and the provisions of Sections 8.6, 9.1 and 9.2 and the last two sentences of Section 6.4; provided, that, except in connection with actions taken related to a Superior Competing Transaction, nothing contained in this Section 8.5 or in Section 8.6 shall relieve any party from liability for any knowing or willful breach of any representation or warranty herein, or any knowing or willful breach of any covenant or other agreement contained in this Agreement.

(i)            For purposes of this Section 8.5, and pursuant to the provisions of this Section 8.5, the following events of termination may result in the obligation to pay the Termination Fee defined in clause (ii) of the Section 8.5, and the effective date of termination based upon any of the following events shall be a “Termination Notice Date”:

(A)            by Parent pursuant to Section 8.3(iii),

(B)             by either Parent or the Company pursuant to Section 8.2(ii),

(C)             by the Company pursuant to Section 8.2(iii), or

(D)                                     by Parent pursuant to Sections 8.3(i) or 8.3(ii) in circumstances where the Company fails to cure within a reasonable period of time with respect to a matter that it is reasonably capable of curing or fails to take action within a reasonable period of time which it is reasonably capable of taking in order to satisfy its obligations in Sections 8.3(i) and 8.3(ii), provided, that the foregoing cure or action period shall not be greater than ninety (90) days in any circumstances.

(ii)           If (Y) prior to a Termination Notice Date, the Company had received a proposal or offer for a Superior Competing Transaction; a Person or group advises the Company it proposes, intends to propose or is considering proposing a Competing Transaction if the Merger is delayed, abandoned or not approved by the Company’s shareholders; or any Person or group publicly announces it intends to propose or is considering proposing a Competing Transaction if the Merger is delayed, abandoned or not approved by the Company’s shareholders (any such action being herein referred to as a “Standstill Announcement”), and (Z) in any such case, within twelve (12) months after the applicable Termination Notice Date the Board of Directors of the Company enters into a definitive agreement in respect of, or approves or recommends, a Superior

Competing Transactionwith the Person or group or an Affiliate of the Person or group making the Standstill Announcement, or agrees or resolves to do the foregoing, then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount of $3,500,000 (the “Termination Fee”), in the case of clause (A) in Section 8.5(i) above, within two business days following Termination Notice Date applicable thereto, or, in the case of clauses (B), (C) or (D) in Section 8.5(i) above, not later than the earliest of the date of such definitive agreement, approval, recommendation, agreement or resolution. In the event that this Agreement is terminated and pursuant to the terms of this Agreement Parent is entitled to receive the Termination Fee, the receipt of the Termination Fee, by Parent pursuant to the provisions of this Section 8.5, shall be the exclusive remedy of Parent and Parent shall not be entitled to any further or other rights, claims or remedies at law or in equity, all of which further rights, claims and remedies Parent irrevocably waives; provided, that Parent shall not be precluded from exercising any remedies upon the failure of the Company to pay the Termination Fee when due.

8.6  Expense Reimbursement. (a)              If:

(i)            Parent or the Company terminates this Agreement pursuant to Section 8.2(ii);

(ii)           Parent terminates this Agreement pursuant to Section 8.2(iii), but only if the failure to close by such Termination Date is due to the non-satisfaction or the failure of the Company to perform any of its obligations under Section 7.3 of this Agreement to be performed at or prior to the Termination Date, which non-satisfaction or failure to perform is not cured, or is incapable of being cured, within 30 days after the receipt by the Company of written notice of such failure; or

(iii)          Parent terminates pursuant to Sections 8.3(i), 8.3(ii) or 8.3(iii),

then the Company shall, within two business days of receipt of reasonable documentation, pay to Parent its reasonable out-of-pocket expenses incurred from and after April 27, 2006 by or on behalf of Parent or Newco in connection with the due diligence investigation, negotiation, preparation, financing, execution or consummation of this Agreement and the transactions contemplated hereby, including reasonable legal, accounting, travel, filing, printing, financing commitment costs and other out-of-pocket expenses (excluding any percentage or success fees based upon a closing of the transactions contemplated hereby). Any amount payable under this Section 8.6(a) shall be credited against any Termination Fee paid or which becomes payable.

(b)  If:

(i)            the Company terminates this Agreement pursuant to Section 8.2 (iii) but only if the failure to close by such Termination Date is due to the non-satisfaction or the failure of Parent or Newco to perform in any material respect any of its obligations under Section 7.2 of this Agreement to be performed at or prior to the Termination Date, which non-satisfaction or failure to perform is not cured, or is incapable of being cured, within 30 days after the receipt by Parent of written notice of such failure;

(ii)           the Company terminates this Agreement pursuant to Sections 8.4(ii) or 8.4(iii),

then Parent or Newco shall, within two business days of receipt of reasonable documentation, pay to the Company its reasonable out-of-pocket expenses incurred from and after April 27, 2006 by or on behalf of the Company or its Subsidiaries in connection with the negotiation, preparation, execution or consummation of this Agreement and the transactions contemplated hereby, including reasonable legal, accounting, travel, filing, printing, and other out-of-pocket expenses (excluding any percentage or success fees based upon a closing of the transactions contemplated hereby). The obligations of Parent and Newco under this Section 8.6(b) are the joint and several obligations of Newco and each party comprising Parent.

8.7           Extension; Waiver. At any time prior to the Effective Time, each of Parent, Newco and the Company may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

Article IX. Miscellaneous and General

9.1           Payment of Expenses. Except as set forth in Section 8.6, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, each party shall be responsible for one-half of any filing fee under the HSR Act.

9.2           Survival of Representations and Warranties; Survival of Confidentiality. The representations and warranties made herein shall not survive beyond the earlier of the termination of this Agreement or the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties hereto which by its terms applies or is to be performed after the Effective Time. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

9.3           Modification or Amendment. Subject to the applicable provisions of the MBCA, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of this Agreement by the shareholders of the Company, no amendment shall be made which changes the consideration payable in the Merger or adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders.

9.4           Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

9.5           Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.6           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without giving effect to the principles of conflicts of law thereof.

9.7           Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and shall be deemed duly given when delivered personally or one business day after being sent by overnight courier or three business days after being sent by registered or certified mail, postage prepaid, or when sent by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

If to Company

Hector Communications Corporation
211 South Main Street
Hector, Minnesota  55342
Attn: Paul N. Hanson
Facsimile No.  (320) 848-2702

With a copy to:

Lindquist & Vennum, PLLP
80 South Eighth Street
4200 IDS
Minneapolis, MN  55402
Attn: Richard A. Primuth, Esq.
Facsimile No.:  (612) 371-3207

If to Parent or Newco:

Blue Earth Valley Communications, Inc.
123 West 7th
Blue Earth, MN 56013
Attn: Rob Hammond
Facsimile No.:  (507) 526-4597

With a copy to:

Leonard, Street and Deinard P.A.
Suite 2300
150 South Fifth Street
Minneapolis, MN 55402
Attn:  Steven D. DeRuyter, Esq.
Facsimile:  (612) 335-1657

or to such other persons or addresses as may be designated in writing by the party to receive such notice.

9.8           Entire Agreement; Assignment. This Agreement (including the documents and the instruments referred to herein) and the Confidentiality Agreement (a) constitute the entire agreement among the parties with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise.

9.9           Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than from and after the Effective Time the right to receive the consideration payable in the Merger pursuant to Article III hereof is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that from and after the Effective Time the provisions of Section 6.6 shall inure to the benefit of and be enforceable by the Indemnified Parties; provided further however that from and after the Effective Time the provisions of Section 6.7 shall be enforceable against the Surviving Corporation by the beneficiaries of the provisions of Section 6.7 hereof and Schedule 6.7 hereto.

9.10         Certain Definitions. As used herein:

(a)           An “Affiliate” of, or a Person “affiliated” with, a specific Person is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

(b)           “Change of Control Agreement” means any agreement substantially in the form of the agreement supplied with Schedule 6.7 hereto between the Company and any employee of the Company that provides such employees the opportunity to receive retention payments and severance payments on the terms and conditions set forth therein.

(c)           “Company Material Adverse Effect” shall mean any adverse change, or change, event or occurrence reasonably expected to have an adverse change, in the financial condition, business or results of operations of the Company and its  Subsidiaries, taken as a whole, excluding any (i) changes or effects resulting from general changes in economic, market, financial or capital market, regulatory or political conditions, and changes in conditions generally applicable to the industries in which the Company and its Subsidiaries are involved, which in each case have not had and are not reasonably expected to have a disproportionate effect on the

 Company and its Subsidiaries taken as a whole or (ii) changes which result from the announcement or the consummation of the transactions contemplated hereby.

(d)           “Knowledge of the Company” shall mean the actual knowledge of Curtis A. Sampson, Steven H. Sjogren, Charles A. Braun or Paul N. Hanson and any individuals directly reporting to the foregoing individuals, and each of the members of the Boards of Directors of the Company and its Subsidiaries.

(e)           “Lien” means any lien, mortgage, security interest, pledge, deposit, production payment, restriction, burden, encumbrance, right of purchase, right of a vendor under any title retention or conditional sale agreement, or lease or other arrangement substantially equivalent thereto.

(f)            “Targeted Excess of Debt Minus Working Capital” shall mean the amount by which the aggregate long term indebtedness and current liabilities of the Company and its Subsidiaries on a consolidated basis exceed the current assets of the Company on a consolidated basis, each such amount to be determined in accordance with generally accepted accounting principles as applied by Company management on the same basis that was used to prepare the Company’s consolidated balance sheet at December 31, 2005 filed with the Securities and Exchange Commission, provided that, notwithstanding the foregoing and based on the information presented in Schedule 9.10(f), the following items shall not be included in calculating Targeted Excess of Debt Minus Working Capital as of each of the Reference Dates set forth below.

1.                                       Transaction costs up to $3.5 million (including printing, proxy solicitors, investment banking fees and legal fees, but excluding costs associated with cleanup of real estate title matters identified by Parent) paid by Company from March 31, 2006 to the Effective Time.

2.                                       Proceeds received from stock options exercised in advance of the Closing.

3.                                       Any transaction related to the liquidation of Pine Island Cellular (PIC), except for the $1,158,000 12/31/05 accrual of PIC taxes and 2006 PIC taxes from operations.

4.                                       Proceeds received upon the sale of Midwest Wireless Holdings, L.L.C. liquidation.

The Reference Dates and Targeted Excess of Debt Minus Working Capital amounts applicable to determining compliance with Section 7.3(g) on the Closing Date are as follows:

Period During Which Closing Date Occurs	Reference Date	Targeted Excess of Debt Minus Working Capital

08/26/06 - 09/25/06	7/31/2006	-19,321,046
9/26/06 - 10/25/06	8/31/2006	-18,852,526
10/26/06 - 11/25/06	9/30/2006	-18,384,006
11/26/06 - 12/25/06	10/31/2006	-17,915,486
12/26/06 - 01/25/07	11/30/2006	-17,446,966
01/26/07 - 02/25/07	12/31/2006	-16,978,446

(g)         “Parent Material Adverse Effect” shall mean any adverse change, or change, event or occurrence reasonably expected to have an adverse change, in the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole, excluding (i) any changes or effects resulting from general changes in economic, market, regulatory or political conditions, and changes in conditions generally applicable to the industries in which Parent and its Subsidiaries are involved, which in each case have not had and are not reasonably expected to have a disproportionate effect on the Company and its Subsidiaries taken as a whole or (ii) changes which result from the announcement or the consummation of the transactions contemplated hereby.

(h)         “Permitted Liens” means: (i) Liens for taxes, assessments or other governmental charges or levies if the same shall not at the particular time in question be due and delinquent or are being contested in good faith by appropriate proceedings, (ii) Liens of carriers, warehousemen, mechanics, laborers, materialmen, landlords, vendors, workmen and operators arising by operation of law in the ordinary course of business or by a written agreement for sums not delinquent or being contested in good faith by appropriate proceedings, (iii) inchoate Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation (other than ERISA) which would not and will not, individually or in the aggregate, materially impair the value of the assets of the Company and its Subsidiaries or interfere with the ordinary conduct of the business of the Company and its Subsidiaries, (iv) Liens incurred in the ordinary course of business to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance and repayment bonds and other obligations of a like nature which would not and will not, individually or in the aggregate, materially impair the value of the assets of the Company and its Subsidiaries or interfere with the ordinary conduct of the business of the Company and its Subsidiaries or rights to any of its assets, (v) Liens, easements, rights-of-way, restrictions, servitudes, permits, conditions, covenants, exceptions, reservations and other similar encumbrances existing on property which would not and will not materially impair the value of the assets of the Company and its Subsidiaries or interfere with the ordinary conduct of the business of the Company and its Subsidiaries or rights to any of its assets, and (vi) any defects, irregularities or deficiencies in title to easements, leases, licenses, rights-of-way or other use agreements that do not materially affect the value of any asset of the Company and its Subsidiaries.

(i)           “Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, entity or group (as defined in the Exchange Act).

(j)           “Subsidiary” means any corporation or other organization, whether incorporated or unincorporated, of which (a) a Person or any other Subsidiary of such Person is a general partner or managing member, or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by a Person or by any one or more of its Subsidiaries, or by such Person and any one or more of its Subsidiaries, or (c) if there is no board of directors, a majority of the voting interests of an entity is, directly or indirectly, owned or controlled by a Person or by any one or more of its Subsidiaries, or by such Person and any one or more of its Subsidiaries. With respect to the Company, Subsidiary includes Alliance Telecommunications Corporation and its Subsidiaries.

9.11         Obligation of Parent. Whenever this Agreement requires Newco to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Newco to take such action.

9.12         Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

9.13         Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

HECTOR COMMUNICATIONS CORPORATION

By:
Name:
Title:

BLUE EARTH VALLEY COMMUNICATIONS, INC.

By:
Name:
Title:

ARVIG ENTERPRISES, INC.

By:
Name:
Title:

NEW ULM TELECOM, INC.

By:
Name:
Title:

HECTOR ACQUISITION CORP.

By:
Name:
Title: